UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

05002737

January 26, 2005

John W. Kapples
Vice President and Secretary
Raytheon Company
870 Winter Street
Waltham, MA 02451-1449

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/26/2005

Re: Raytheon Company
Incoming letter dated December 23, 2004

Dear Mr. Kapples:

This is in response to your letters dated December 23, 2004 and January 4, 2005 concerning the shareholder proposal submitted to Raytheon by Ray T. Chevedden. We also have received letters on the proponent's behalf dated December 27, 2004 and January 6, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
JAN 27 2005
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PROCESSED
FEB 07 2005
THOMSON
FINANCIAL

Raytheon

John W. Kapples
Vice President and Secretary
781.522.3038
781.522.3332 fax
john_w_kapples@raytheon.com

Raytheon Company
870 Winter Street
Waltham, Massachusetts
02451-1449 USA

By E-Mail

December 23, 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C 20549

Re: Raytheon Company – File No. 1-13699
Statement of Reasons for Omission of Shareholder
Proposal Pursuant to Rule 14a-8(i)(10)

Ladies and Gentlemen:

Raytheon Company, a Delaware corporation ("Raytheon"), has received a shareholder proposal (the "Proposal"), attached to this letter as Exhibit A, from John Chevedden on behalf of shareholder Ray T. Chevedden (the "Proponent") that the Proponent wishes to have included in Raytheon's proxy materials for its 2005 annual meeting of shareholders (the "2005 Proxy Materials").

The Proposal states as follows:

"RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by the Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company."

Raytheon intends to omit the Proposal and its supporting text because it is excludable under Rule 14a-8(i)(10), since Raytheon has already substantially implemented the Proposal.

Accordingly, we submit this statement of reasons for exclusion of the Proposal from the 2005 Proxy Materials pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, and hereby request that the Staff of the Division of Corporate Finance (the "Staff") confirm that it will not recommend enforcement action against Raytheon should it omit the Proposal from the 2005 Proxy Materials. Pursuant to guidance set forth on the Commission's web site at www.sec.gov/contact/mailboxes.htm, we are submitting this letter electronically via e-mail with a confirmatory hard copy to be filed concurrently with the Staff. In addition, pursuant to Rule 14a-8(j)(1), Raytheon is notifying the Proponent of its intention to omit the Proposal from the 2005 Proxy Materials and we have provided a copy of this submission to the Proponent.

The Company Has Already Substantially Implemented the Proposal and Therefore It Should Be Excluded.

I. Background

In each of the last five years, Raytheon has received and included in its annual meeting proxy statements shareholder proposals submitted by John Chevedden on behalf of himself or a relative, concerning the adoption of shareholder rights plans or "poison pills."

Prior to the 2004 annual meeting, Raytheon's Board of Directors (the "Raytheon Board") voted to terminate Raytheon's existing shareholder rights plan as of March 1, 2004. As a result, Raytheon has not had a shareholder rights plan since that date.

At Raytheon's 2004 annual meeting, the following proposal (the "2004 Proposal"), also submitted by the Proponent, was approved by holders of a majority of Raytheon's shares voting on the 2004 Proposal:

"RESOLVED: Shareholders request that our Directors increase shareholders rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item at the earliest possible election. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election."

In October 2004, the Raytheon Board approved a formal policy concerning the adoption of any future shareholder rights plan by Raytheon (the "Policy"). The Policy commits the Raytheon Board to obtain shareholder approval prior to adopting a shareholder rights plan, unless the Raytheon Board, in the exercise of its fiduciary duties, determines that, under the circumstances then existing, it would be in the best interest of Raytheon and its shareholders to adopt a rights plan without prior shareholder approval. If a rights plan is adopted by the Raytheon Board without prior shareholder approval, however, the plan must provide that it shall expire within one year of adoption unless ratified by shareholders.

Raytheon announced the adoption of the Policy by press release on November 2, 2004. At the time of adoption of the Policy, the Raytheon Board amended Raytheon's Governance Principles, which are publicly available on Raytheon's website, to include this Policy.

Raytheon issued a press release announcing the adoption of this Policy at approximately 9:30 a.m. E.T. on November 2, 2004. The Proponent's first version of the Proposal, attached to this letter as Exhibit B, was received by Raytheon at approximately 7:00 p.m. E.T. on November 2, 2004. On November 24, 2004, the Proponent submitted the current Proposal, which is almost identical in text to the first version and apparently intended to supersede the first version.

II. Analysis

Rule 14a-8(i)(10) allows for the exclusion of proposals "if the company has already substantially implemented the proposal." The Staff has consistently taken the position that shareholder proposals are moot under Rule 14a-8(i)(10) when the procedures or policies addressed in the proposal have been substantially implemented by the company. See, for example, *Nordstrom Inc.* (February 8, 1995)(proposal that requested company's board of directors to commit to a code of conduct to ensure that its overseas suppliers meet basic standards of conduct held moot because company had issued conduct guidelines to all of its vendors). In order to make the determination that a procedure or policy has been substantially implemented, the Commission does *not* require that a company implement every aspect of the proposal in question. See *SEC Release No. 34-20091* (August 16, 1983). Rather, a company need only have appropriately addressed the concerns underlying such a proposal. See, for example, *Masco Corp.* (March 29, 1999)(finding a proposal for adopting certain qualifications for outside directors to be moot when the company had already substantially addressed this issue). See also, *Texaco, Inc.* (March 11, 1991)(company's environmental policies and practices rendered the proposal moot despite some differences between the company's policies and practices and the specific request of the proposal).

The Staff has consistently taken a "no-action" position as to the exclusion, based on Rule 14a-8(i)(10), of proposals relating to shareholder approval of rights plans that differ in substance from a shareholder approval policy already adopted by the company only with regard to the time period in which a shareholder rights plan must be submitted to the shareholders for a vote. In permitting these proposals to be excluded, the Staff has specifically noted that the companies have required a shareholder vote in connection with adoption of a rights plan and has not emphasized the specific time period within which the matter must be submitted to the shareholders for a vote.

For example, in *Bristol Myers Squibb Co.* (Feb. 11, 2004), the Staff did not object to the exclusion of a shareholder proposal, submitted by John Chevedden, that sought to require that any rights plan adopted by the board be submitted to a shareholder vote "at the earliest possible shareholder election". That company had adopted a policy substantially similar to Raytheon's current Policy, which required that any rights plan adopted without shareholder approval "shall expire unless ratified by stockholders within one year of adoption". In its response, the Staff specifically noted that the company had adopted a policy that "requires shareholder approval in adopting any rights plan."

Similarly, in *The Boeing Co.* (Mar. 15, 2004), a shareholder proposal, submitted by John Chevedden, sought to require that the adoption or extension of any "poison pill" be submitted to a shareholder vote "as soon as practical." In response to the No-Action Letter, the Staff did not object to Boeing's exclusion based on 14a-8(i)(10). Boeing's policy merely provided that "the Board shall submit the adoption or extension of any future rights plan to a vote of shareholders" without any specific time limit. The Staff reconsidered Boeing's requested exclusion of the shareholder proposal after Boeing revised its policy to require a shareholder vote in connection with any rights plan and specifically stated that there "now appears to be some basis for [the] view that Boeing may exclude the proposal under rule 14a-8(i)(10)."

See also *Occidental Petroleum Corp.* (Jan. 29, 2004) (policy stating that any rights plan which is adopted without shareholder approval "shall automatically terminate on the first anniversary of its adoption unless, prior to such termination, such plan shall have been approved by the company's stockholders" substantially implements a proposal that would have required such matters to be submitted to a shareholder vote "at the earliest possible election"); *ChevronTexaco Corp.* (Jan. 28, 2004) (policy stating that any adoption of a rights plan shall be submitted to shareholders for approval "at the first meeting of stockholders for which a record date passes after the adoption" of the plan substantially implements a proposal that would have required shareholder approval "at the earliest subsequent shareholder election"); *Praxair, Inc.* (Dec, 24, 2003) (policy stating that any adoption or material amendment of a rights plan shall be submitted to a shareholder vote "at the first annual meeting of shareholder occurring at least six months after such action" substantially implements a proposal that would have required such matters to be submitted to a shareholder vote "at the earliest subsequent shareholder election"). It is interesting to note that all of the above proposals were submitted, directly or indirectly, by John Chevedden.

In each of the foregoing precedents, the Staff took a "no-action" position under Rule 14a-8(i)(10) because the registrant's policy regarding shareholder rights plans, like Raytheon's, stated that the company's board of directors would submit the adoption or extension of any shareholder rights plan to a shareholder vote, either before or, under certain circumstances, after adoption by the board. This relief was granted even though the time limitations for submitting the shareholder rights plan to a shareholder vote in each instance differed from that sought by the proponent.

Under Raytheon's Policy, the Raytheon Board would, as a general rule, obtain shareholder approval prior to adopting a shareholder rights plan. If, however, the Raytheon Board, in the exercise of its fiduciary duties, determines in a particular situation that it is in the best interest of Raytheon and its shareholders to adopt a rights plan before shareholder approval, it could do so. In that case, however, the plan must be ratified within one year by the shareholders or expire within one year of its adoption by the Raytheon Board.

Thus, the Raytheon Board does not have unfettered discretion under its Policy to adopt a rights plan before shareholder approval. If the Raytheon Board does adopt a rights plan without obtaining prior shareholder approval, Raytheon's shareholders are assured of having the right to vote on its continued existence within a year of such adoption. The practical effect of this is that shareholders would likely have a vote on any such rights plan no later than the next annual meeting following its adoption (and earlier if Raytheon called a special meeting for such purpose).

The Policy fully implements the Proponent's 2004 Proposal and satisfies any reasonable definition of a rights plan shareholder approval policy, as demonstrated by the precedents cited above. By focusing on a detail of timing, the Proponent seems motivated solely by the desire to see his Proposal in the 2005 Proxy Materials. Moreover, to require that shareholder ratification occur within four months could require the calling of a special shareholder meeting, with attendant expense, and might not even be feasible in all cases due to requirements under the SEC's proxy rules. (See *Praxair, Inc.*, December 23, 2003.) In any event, whether to incur the expense of calling a special meeting when the shareholders are in effect assured of a vote no later than the next annual meeting is a detail properly within the discretion of the Board.

Raytheon believes that the current facts are clearly distinguishable from shareholder proposals regarding rights plans which the Staff has previously declined to concur could be excluded as "substantially implemented." In *3M Co.* (Jan. 28, 2003) and *Sabre Holdings Corp.* (Mar. 20, 2003), those companies' policies, unlike Raytheon's Policy, did not require subsequent shareholder approval of shareholder rights plans that their boards had adopted. See *Sabre Holdings Corp.* (company's policy did not contemplate that shareholder approval could follow the adoption of a rights plan); *3M Co.* (company not required to obtain shareholder approval at all, if the board of directors determined that prompt adoption was in the best interests of the shareholders). Raytheon's Policy explicitly requires the Raytheon Board to obtain shareholder approval of any shareholder rights plan, no later than one year after adoption.

The Raytheon Board instituted a Policy that is directly responsive to the Proponent's 2004 Proposal on rights plans, yet the Proponent has disregarded this and filed the current Proposal. Moreover, the Proponent filed the current Proposal within hours after Raytheon published its press release announcing the adoption of its Policy. In addition, members of Raytheon's management have spoken with the Proponent on several occasions regarding the Policy and its responsiveness to the 2004 Proposal and the Proposal. The Proponent has responded only by filing multiple duplicate proposals, which strongly resemble each other, as well as the 2004 Proposal. We draw your attention to the Supporting Statement of all of these proposals, which consist of essentially identical blurbs critical of "poison pills."

In fact, the Supporting Statement for a separate shareholder proposal received by Raytheon for inclusion in the 2005 Proxy Materials (also submitted by John Chevedden) specifically concedes that "Hopefully our Board will follow the precedent it took regarding the poison pill. Raytheon dropped its Poison Pill - as shareholders have urged for the last four years according to *Aviation Week*, March 8, 2004." With this statement, the Proponent acknowledges that Raytheon's adoption of the Policy was directly responsive to his and other shareholders' concerns.

III. Conclusion

Despite Raytheon's good faith efforts to adopt a policy which implements the Proponent's 2004 Proposal, as approved by Raytheon's shareholders at the 2004 annual meeting, the Proponent is now seeking to have a substantially similar proposal presented to Raytheon's shareholders for a vote.

Raytheon has already adopted a Policy that requires shareholder approval in adopting any "poison pills." Raytheon's Policy differs from the Proponent's Proposal only in a detail - the specific time frame within which shareholders must ratify any plan adopted without their prior approval. On that, the Policy requires ratification within twelve months, consistent with precedent and with any reasonable expectation for such a policy. As a result, Raytheon believes that Proponent's Proposal has been "substantially implemented" and so may be omitted from Raytheon's 2005 Proxy Materials. Accordingly, we request the concurrence of the Staff that it will not recommend enforcement action against Raytheon, should it omit the Proposal from the 2005 Proxy Materials.

If you have any questions regarding this matter or require any additional information, please contact the undersigned at 781-522-3038 or Jane Freedman at 781-522-3036. If the Staff disagrees with any of the conclusions set forth above, please contact the undersigned prior to the issuance of a written response. Please be advised that Raytheon intends to mail its definitive proxy materials to shareholders around March 24, 2005, and that it will therefore be sending these materials to a financial printer not later than March 16, 2005.

Very truly yours,

John W. Kapples

cc: Ray T. Chevedden
John Chevedden
Jay B. Stephens, Senior Vice President and General Counsel
Jane E. Freedman, Senior Counsel

[November 24, 2004]
3 – Redeem or Vote Poison Pill

RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company.

I believe that there is a material difference between a shareholder vote within 4-months in contrast to any greater delay in a shareholder vote. For instance a 5- to 12-month delay in a shareholder vote could guarantee that a poison pill stays effective throughout an entire proxy contest. This could result in us as shareholders losing a profitable offer for our stock – or an exchange for shares in a more valuable company.

I believe that even if a special election may be needed, the cost would be almost trivial in comparison to the potential loss of a valuable offer.

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 submitted this proposal.

Pills Entrench Current Management

"They [poison pills] entrench the current management, even when it's doing a poor job. They [poison pills] water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Progress Begins with a First Step

The advantage taking the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- The Corporate Library, an independent investment research firm in Portland, Maine rated our company:
  - "D" in Overall Board Effectiveness
  - "D" in Board Composition
  - "F" in Shareholder Responsiveness

  Although this "F" will hopefully be upgraded by the time of the annual meeting, I believe it is important that shareholder know that our Directors allowed for years a culture or conditions that resulted in an "F" score.
- A $335 million charge was expected to be taken to settle a securities class action lawsuit.
- Our Lead Director, age 74 was also Chairman of our Compensation Committee and held 4 director seats – over-extension concern.
- Four directors were allowed to hold from 4 to 6 director seats – over-extension concern.
- 2003 CEO pay of $9 million including stock option grants.

I believe the above slate of under-achievement reinforces the advantage to adopt the one RESOLVED statement here to help improve our overall corporate governance score. If a company had a number of bad scores it is all the more important to address the one subject at hand.

Stock Value

If a poison pill makes our company difficult to sell – the value of our stock could suffer.

Redeem or Vote Poison Pill
Yes on 3

Notes:

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

The above format is the format submitted and intended for publication. It is specifically requested that the company not repeat its 2004 practice of prejudicial editing such as adding un-submitted white-space to disconnect the unified parts of the published proposal, using other unaccepted editing practices and furthermore not invent new ways to prejudicially edit shareholder proposals. This 2004 company practice is disingenuous since it is the equivalent of adding words to the proposal in terms of publication cost.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 which includes:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.

Raytheon

Organization	**EXECUTIVE OFFICES**	Classification	**NONE**
Date	**December 23, 2004**	File	**NA**
To	**Staff of Division of Corporation Finance**	Copies	
From	**Jane Freedman**	Subject	**No-Action Letters**

I enclose one copy of each of four requests for no-action that were submitted electronically via e-mail on December 23, 2004 with respect to four shareholder proposals submitted for inclusion in the Company's 2005 proxy materials. Please contact me with any questions.

6 Copies December 27, 2004
FX: 202-942-9525

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Raytheon Company (RTN)
Rejectable No Action Requests

Lades and Gentlemen:

On December 27, 2004 the company had delivered to me two no action requests without any shareholder proposals included whatsoever. This leads me to believe that the company forward identical papers to the Office of Chief Counsel.

Since shareholder proposals cannot be evaluated without a copy of the proposal itself, this is evidence that the company has failed to submit a proper no action request. Thus these company papers may be rejectable.

Sincerely,

John Chevedden

cc: John W. Kapples
Corporate Secretary
FX: 781-522-3001
Ray T. Chevedden

Raytheon

Jane E. Freedman
Senior Counsel
Raytheon Company
Office of the General Counsel
870 Winter Street
Waltham, MA 02451-1449 USA
Tel. 781.522.3036
Fax 781.522.6466
email: jane_freedman@raytheon.com

By Overnight Mail

January 4, 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Raytheon Company – File No. 1-13699
Requests for No-Action Submitted December 23, 2004

Ladies and Gentlemen:

Raytheon Company, a Delaware corporation (the "Company"), has received a letter from John Chevedden dated December 27, 2004 (attached hereto) regarding the Company's requests for no-action submitted to the Office of the Chief Counsel of the Division of Corporation Finance of the Securities and Exchange Commission (the "SEC") on December 23, 2004. The Company submitted two requests for no-action with respect to two shareholder proposals (concerning the annual election of directors and the adoption of a policy regarding shareholder rights plans) submitted to the Company by Mr. Chevedden (or his agent) for inclusion in the Company's 2005 proxy materials.

At the risk of further burdening the SEC with additional correspondence regarding the Company's no-action requests, we call your attention to the fact that each of the two requests for no-action with respect to Mr. Chevedden's proposals was properly submitted electronically (with a follow-up hard copy) and included as an attachment the complete text of the relevant proposal and supporting statement. Each no-action request also included in the body of the request the complete text of each proposal and supporting statement. The copies of the no-action requests sent to Mr. Chevedden were identical to the requests submitted to the SEC in that they also included the text of the proposals in the body of the request but did not include the proposals as attachments to the letters. Therefore, the Company's requests for no-action were properly submitted to the SEC and are not "rejectable" as Mr. Chevedden states in his letter.

Please contact the undersigned at (781) 522-3036 or John W. Kapples at (781) 522-3038 should you have any questions or concerns.

Very truly yours,

Jane E. Freedman

Jane E. Freedman

cc: John Chevedden
John W. Kapples, Vice President and Corporate Secretary

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies via fax and overnight
7th Copy for Date-Stamp Return

January 6, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Raytheon Company (RTN)
Rejectable No Action Request Papers

Ladies and Gentlemen:

In spite of the company January 4, 2005 letter, the company has again failed to forward 2 Exhibit As and one Exhibit B in its two no action requests of December 23, 2004. I will notify the Staff immediately if the company forwards Exhibits A and B.

It is respectfully requested that the date that the exhibits are received by the undersigned be the date determined as the date the company properly submitted its no action requests to the Staff. And if the Exhibits are never received then the no action request would not be considered properly submitted. I believe this would be consistent with this section of rule 14a-8 (emphasis added):

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. *The company must simultaneously provide you with a copy of its submission.* The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

The company appears to add the words "minus exhibits" to "a copy of its submission." It is respectfully requested that the Staff allow the proponent 3 weeks to respond once the Exhibits have been received – if they are received.

Sincerely,

John Chevedden

cc: Ray T. Chevedden
Jane Freeman, PH: 781-522-3036, FX: 781-522-3332

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 26, 2005

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Raytheon Company
Incoming letter dated December 23, 2004

The proposal requests that the board adopt a policy that any future poison pill be redeemed or submitted to a shareholder vote after the poison pill is adopted by the board.

There appears to be some basis for your view that Raytheon may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Raytheon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Sara D. Kalin

Sara D. Kalin
Attorney-Advisor